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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check his box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person

     Getz,            Bert         A.
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    (Last)          (First)      (Middle)

    c/o Globe Corporation
    6730 N. Scottsdale, Road, Suite 250
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           (Street)

    Scottsdale,      Arizona      85253
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    (City            (State)      (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   SkyMall, Inc.; SKYM
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3. IRS or Social Security

    Number of Reporting
    Person (Voluntary)
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4. Statement for Month/Year

   December, 1996
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5. If Amendment,
   Date of Original
    (Month/Year)
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6.  Relationship of Reporting Person to Issuer
           (check all applicable)
       Director                  X    10% Owner
------                         -----
       Other (specify below)          Officer (give title below)
------                         -----

TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-    4. Securities Acquired (A) 5. Amount of   6. Owner-   7. Nature
  (Instr. 3)             action     action       or Disposed of (D)        Securities      ship        of In-
                         Date       Code         (Instr. 3, 4 and 5)      Beneficially     Form:       direct
                        (Month/   (Instr. 8)                                Owned at       Direct      Bene-
                          Day                                                End of        (D) or      ficial
                         Year)                                               Month         Indirect    Owner-
                                                                        (Instr. 3 and 4)   (I)         ship
                                                        (A) or                            (Instr. 4)  (Instr. 4)
                                 Code   V      Amount   (D)     Price
----------------------------------------------------------------------------------------------------------------
Common Stock        12/16/96     C             484,100    A      $5.33     1,036,597          D
Common Stock        12/16/96     C             188,000    A      $5.33       188,000          I          (1)
----------------------------------------------------------------------------------------------------------------

Reminder:Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

1.  Title of Derivative Security   2.  Conver-      3. Trans-    4.  Transac-    5. Number of Deriv-
    (Instr. 3)                         sion or         action        tion Code      ative Securities Ac-
                                       Exercise        Date          (Instr. 8)     quired (A) or Dis-
                                       Price of        (Month/                      posed of (D)
                                       Deriv-          Day/                         (Instr. 3, 4, and 5)
                                       ative           Year)         ------------------------------------
                                       Security                      Code     V      (A)             (D)
--------------------------------------------------------------------------------------------------------------
Preferred Stock                         $5.33        12/16/96         C                            2,575
Preferred Stock                         $5.33        12/16/96         C                            1,000
--------------------------------------------------------------------------------------------------------------

6. Date Exer-          7.  Title and Amount of Under-  8. Price    9.  Number      10. Owner-   11. Na-
   cisable and Ex-         lying Securities               of           of Deriv-       ship         ture
   piration Date           (Instr. 3 and 4)               Deriv-       ative           Form         of In-
  (Month/Day/Year)                                        ative        Secur-          of De-       direct
                                                          Secur-       ities           rivative     Bene-
 ---------------------    ---------------------------     ity          Bene-           Secu-        ficial
  Date         Expira-                   Amount or        (instr.      ficially        rity:        Own-
  Exer-        tion       Title          Number of        5)           Owned           Direct       ership
  cisable      Date                      Shares                        at End          (D) or      (Instr. 4)
                                                                       of              Indi-
                                                                       Month           rect (I)
                                                                       Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------
                         Common Stock    484,100            (2)          0             D
                         Common Stock    188,000            (2)          0             I              (2)
------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Globe Corporation ("Globe"), a corporation that is owned by various trusts for the benefit of Mr. Getz and his children, owns 188,000 shares of the Company's Common Stock.

(2) Of the 3,575 shares of Preferred Stock reported on this Form, 2,575 shares were owned directly by Bert A. Getz and 1,000 were owned by Globe Corporation. The shares of Preferred Stock were issued to Mr. Getz and Globe in exchange for cancellation of indebtedness of $2,575,000 and $1,000,000, respectively. The Preferred Stock automatically converted into Common Stock on the closing of the Company's initial public offering at a rate of $5.33 per share.

**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                             /s/  Bert A. Getz                         2/10/97
                             ---------------------------            ------------
                          **Signature of Reporting Person               Date


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